# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arbutus Biopharma Corp, CIK 0001447028
CUSIP: 03879J100
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 701 VETERANS CIRCLE, WARMINSTER, Pennsylvania (PA), 18974
Date of event which requires filing of this statement: 04/24/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001884931
Persons authorized to receive notices and communications: DAVID SALANIC, WHITEFORT CAPITAL MANAGEMENT, LP, 12 East 49th Street, 40th Floor, New York, New York (NY), 10017, 212-259-4370; JOSEPH KAPLAN, WHITEFORT CAPITAL MANAGEMENT, LP, 12 East 49th Street, 40th Floor, New York, New York (NY), 10017, 212-259-4370; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; PATRICIA OLASKER, DAVIES WARD PHILLIPS & VINEBERG LLP, 155 Wellington Street West, Toronto, Ontario Canada (A6), M5V 3J7, 416-863-0900

## Reporting persons
- Whitefort Capital Master Fund, LP (CIK 0001704387): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Whitefort Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Whitefort Capital Management, LP (CIK 0001884931): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Whitefort Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- David Salanic: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: France (I0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)
- Joseph Kaplan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,794,261; sole dispositive power 0; shared dispositive power 15,794,261; aggregate amount beneficially owned 15,794,261 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Arbutus Biopharma Corp
Address of issuer's principal executive offices: 701 VETERANS CIRCLE, WARMINSTER, Pennsylvania (PA), 18974

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Whitefort Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 15,794,261 Shares owned directly by Whitefort Master Fund is approximately $41,324,734, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 196,939,679 Shares outstanding as of March 30, 2026, which is the total number of Shares outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2026.

As of the date hereof, Whitefort Master Fund beneficially owns 15,794,261 Shares, constituting approximately 8.0% of the Shares outstanding.

Whitefort Master GP, as the general partner of Whitefort Master Fund, may be deemed to beneficially own the 15,794,261 Shares owned by Whitefort Master Fund, constituting approximately 8.0% of the Shares outstanding.

Whitefort Management, as the investment manager of Whitefort Master Fund, may be deemed to beneficially own the 15,794,261 Shares owned by Whitefort Master Fund, constituting approximately 8.0% of the Shares outstanding.

Whitefort GP, as the general partner of Whitefort Management, may be deemed to beneficially own the 15,794,261 Shares owned by Whitefort Master Fund, constituting approximately 8.0% of the Shares outstanding.

Each of Messrs. Salanic and Kaplan, as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP, may be deemed to beneficially own the 15,794,261 Shares owned by Whitefort Master Fund, constituting approximately 8.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 by the Reporting Persons are set forth in Exhibit 1 and are incorporated herein by reference. Except for the swap transaction on April 27, 2026, the counterparty of which was Nomura Global Financial Products Inc. ("Nomura"), and the sale of Shares on the same date, all of such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Whitefort Master Fund has entered into a certain cash-settled total return swap agreement with Nomura as the counterparty (the "Swap Agreement"). Whitefort Master Fund's swap with Nomura constitutes economic exposure to an aggregate of 3,500,000 notional Shares, representing approximately 1.8% of the outstanding Shares, and has a maturity date of October 29, 2029 and a reference price of $4.2800. The Swap Agreement provides Whitefort Master Fund with economic results that are comparable to the economic results of ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreement (such shares, the "Subject Shares"). Taking into account the Subject Shares, Whitefort Master Fund has economic exposure to an aggregate of 19,294,261 Shares, representing approximately 9.8% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Whitefort Capital Master Fund, LP: /s/ David Salanic, David Salanic, Co-Managing Member of Whitefort Capital GP, LLC, its General Partner (04/28/2026)
- Whitefort Capital Master Fund, LP: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Member of Whitefort Capital GP, LLC, its General Partner (04/28/2026)
- Whitefort Capital GP, LLC: /s/ David Salanic, David Salanic, Co-Managing Member (04/28/2026)
- Whitefort Capital GP, LLC: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Member (04/28/2026)
- Whitefort Capital Management, LP: /s/ David Salanic, David Salanic, Co-Managing Partner (04/28/2026)
- Whitefort Capital Management, LP: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Partner (04/28/2026)
- Whitefort Capital Management GP, LLC: /s/ David Salanic, David Salanic, Co-Managing Member (04/28/2026)
- Whitefort Capital Management GP, LLC: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Member (04/28/2026)
- David Salanic: /s/ David Salanic, David Salanic (04/28/2026)
- Joseph Kaplan: /s/ Joseph Kaplan, Joseph Kaplan (04/28/2026)